                                                                    EXHIBIT 99.2


BLACK BUTTE COAL COMPANY,
A JOINT VENTURE,
AND R-K LEASING COMPANY

Combined Financial Statements
As of December 27, 1997

                   BLACK BUTTE COAL COMPANY, A JOINT VENTURE,
                             AND R-K LEASING COMPANY

                         COMBINED STATEMENT OF EARNINGS

                   FOR THE FISCAL YEAR ENDED DECEMBER 27, 1997



                                             1997
                                         ------------
COAL SALES                               $178,746,106

OPERATING EXPENSES:
    Mining and processing                  17,278,100
    Coal purchases                         44,840,861
    Royalties                               4,043,837
    Management fee                          1,053,563
    Production taxes and other taxes        5,249,360
                                         ------------
                                           72,465,721
                                         ------------
MARGIN                                    106,280,385
CONTRACT CANCELLATION PAYMENTS              6,152,650
                                         ------------
           Operating income               112,433,035
                                         ------------

OTHER INCOME (EXPENSE):
    Interest income                           116,254
    Interest expense                             --
    Gain on sale of equipment                 685,998
    Other                                     377,231
                                         ------------
                                            1,179,483
                                         ------------
           Net earnings                  $113,612,518
                                         ============




    The accompanying notes are an integral part of these combined statements.

                   BLACK BUTTE COAL COMPANY, A JOINT VENTURE,
                            AND R-K LEASING COMPANY

                             COMBINED BALANCE SHEET

                               DECEMBER 27, 1997


                                  ASSETS                              1997
                                                                 -------------
CURRENT ASSETS:
    Cash and cash equivalents                                    $     840,854
    Accounts receivable:
      Trade                                                         16,091,779
      Affiliates                                                        28,911
                                                                 -------------
          Total accounts receivable                                 16,120,690

    Inventories:
      Coal                                                           3,031,151
      Parts and supplies                                               139,475
                                                                 -------------
          Total inventories                                          3,170,626

    Stripping costs applicable to future periods                     7,217,757
    Other                                                              179,171
                                                                 -------------
          Total current assets                                      27,529,098
                                                                 -------------

PROPERTY, PLANT AND EQUIPMENT, at cost                             181,961,729
    Less: Accumulated depreciation and amortization                150,422,806
                                                                 -------------
          Net property, plant and equipment                         31,538,923
                                                                 -------------

DEFERRED DEVELOPMENT COSTS, less accumulated
    amortization of $5,527,798                                       1,432,739
OTHER ASSETS                                                         4,891,409
                                                                 -------------
                                                                 $  65,392,169
                                                                 =============

          LIABILITIES AND JOINT VENTURE AND PARTNERSHIP DEFICIT

CURRENT LIABILITIES:
    Accounts payable:
      Trade                                                      $  10,267,367
      Affiliates                                                     1,081,010
                                                                 -------------
          Total accounts payable                                    11,348,377

    Current portion of accrued production taxes                      2,233,400
    Accrued royalties                                                  537,246
    Current portion of accrued reclamation costs                     2,657,068
    Other                                                              294,069
                                                                 -------------
          Total current liabilities                                 17,070,160

ACCRUED PRODUCTION TAXES                                               784,987
ACCRUED RECLAMATION AND OTHER MINING COSTS                          51,560,450
OTHER NONCURRENT LIABILITIES                                              --
                                                                 -------------
          Total liabilities                                         69,415,597
                                                                 -------------

COMMITMENTS AND CONTINGENCIES
JOINT VENTURE AND PARTNERSHIP DEFICIT                               (4,023,428)
                                                                 -------------
                                                                 $  65,392,169
                                                                 =============


  The accompanying notes are an integral part of these combined balance sheets.

                   BLACK BUTTE COAL COMPANY, A JOINT VENTURE,
                             AND R-K LEASING COMPANY

     COMBINED STATEMENTS OF JOINT VENTURE AND PARTNERSHIP CAPITAL (DEFICIT)

                   FOR THE FISCAL YEAR ENDED DECEMBER 27, 1997




                                            Bitter Creek    Union Pacific
                              KCP, Inc.         Coal          Minerals          Total
                            -------------   -------------   -------------   -------------
BALANCE, December 28, 1996  $   7,876,978   $  (6,557,291)  $  14,383,837   $  15,703,524
    Capital contributions       6,128,000       5,750,000         378,000      12,256,000
    Net earnings (loss)        56,380,154      58,860,716      (1,628,352)    113,612,518
    Withdrawals               (72,391,062)    (71,599,408)     (1,605,000)   (145,595,470)
                            -------------   -------------   -------------   -------------
BALANCE, December 27, 1997     (2,005,930)    (13,545,983)     11,528,485      (4,023,428)




    The accompanying notes are an integral part of these combined statements.

                   BLACK BUTTE COAL COMPANY, A JOINT VENTURE,
                             AND R-K LEASING COMPANY

                        COMBINED STATEMENT OF CASH FLOWS

                   FOR THE FISCAL YEAR ENDED DECEMBER 27, 1997


                                                                    1997
                                                                -------------
CASH FLOWS FROM OPERATING ACTIVITIES:
    Net earnings                                                $ 113,612,518
    Adjustments to reconcile net earnings to net cash provided by operating activities:
        Depreciation and amortization                               7,314,101
        (Gain) on sale of equipment                                  (685,998)
        Change in operating assets and liabilities:
          Accounts receivable                                       9,641,166
          Inventories                                               1,051,933
          Stripping costs applicable to future periods              1,293,044
          Other current assets                                        158,996
          Other assets                                                734,216
          Accounts payable                                            262,477
          Accrued production taxes                                   (394,314)
          Accrued royalties                                          (113,590)
          Accrued reclamation and other mining costs                  999,488
          Other liabilities                                          (724,830)
                                                                -------------
            Net cash provided by operating activities             133,149,207
                                                                -------------

CASH FLOWS FROM INVESTING ACTIVITIES:
    Capital expenditures                                             (615,781)
    Proceeds from sale of equipment                                   720,402
                                                                -------------
            Net cash used in investing activities                     104,621
                                                                -------------

CASH FLOWS FROM FINANCING ACTIVITIES:
    Capital contributions by venture partners                      12,256,000
    Capital withdrawn by venture partners                        (145,595,470)
                                                                -------------
            Net cash used in financing activities                (133,339,470)
                                                                -------------

NET DECREASE IN CASH AND CASH EQUIVALENTS                             (85,642)

CASH AND CASH EQUIVALENTS, beginning of year                          926,496
                                                                -------------
CASH AND CASH EQUIVALENTS, end of year                          $     840,854
                                                                =============

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
    Cash paid during the year for interest                      $        --
                                                                =============



    The accompanying notes are an integral part of these combined statements.

                   BLACK BUTTE COAL COMPANY, A JOINT VENTURE,

                             AND R-K LEASING COMPANY


                     NOTES TO COMBINED FINANCIAL STATEMENTS



1.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:


Basis of Presentation
The accompanying combined financial statements include the accounts of Black Butte Coal Company, A Joint Venture, and R-K Leasing Company (collectively the "Company") which are affiliated through ownership. Significant intercompany accounts and transactions have been eliminated.

General
Black Butte Coal Company is a joint venture formed January 1, 1974, by Bitter Creek Coal and KCP, Inc., formerly Kiewit Coal Properties Inc. ("KCP") for the purpose of developing, mining and selling coal from properties known as the Black Butte Properties, a surface mine in Sweetwater County, Wyoming. The joint venture expires on the earliest of (i) January 2004, (ii) when the coal reserves of the Black Butte Properties have been fully mined, or (iii) when the venturers mutually agree to terminate the venture. With the exception of a provision regarding certain new tonnage sold, the joint venture agreement provides for the venturers to share equally in net profits and net losses unless the capital contributions of both venturers are not on an equal basis, in which case the share of net profits shall be in proportion to each venturer's interest in the total venture capital.

R-K Leasing Company is a partnership between Union Pacific Minerals and KCP, formed for the purpose of leasing various types of real and personal property including buildings, heavy machinery and equipment. All partnership leases are operating leases with Black Butte Coal Company, A Joint Venture. The partnership expires March 1, 2014, or upon the complete satisfaction of any long-term indebtedness incurred by the partnership, or upon termination or expiration of all equipment or other leases which may be entered into by the partnership, whichever is the later event. The partnership agreement provides for the partners to share net earnings in proportion to each partner's interest in total partnership capital.

The Company's coal is sold primarily to electric utilities, which burn coal in order to generate steam to produce electricity. Approximately 89% of the Company's coal sales were made under long-term contracts during fiscal year 1997. The remainder of the Company's sales are made on the spot market where prices are substantially lower than those received from the long-term contracts.

The coal industry is highly competitive. The Company competes not only with other domestic and foreign coal suppliers, some of whom are larger and have greater capital resources than the Company, but also with alternative methods of generating electricity and alternative energy sources. Many of the Company's competitors are served by two railroads and, due to the competition, often benefit from lower transportation costs than the Company which is served by a single railroad. Additionally, many competitors have lower stripping ratios than the Company, often resulting in lower comparative costs of production.

The Company is also required to comply with various federal, state and local laws concerning protection of the environment. The Company believes its compliance with environmental protection and land restoration laws will not affect its competitive position since its competitors are similarly affected by such laws.

KCP owns a 50% interest in Decker Coal Company ("Decker") which sells coal to the Company.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents
Cash equivalents generally consist of highly liquid instruments purchased with a maturity of three months or less and are carried at cost which approximates market due to the short maturities.

Inventories
Inventories of coal, parts and supplies are valued at the lower-of-cost or market. Cost is computed on a currently adjusted average basis.

Stripping Costs Applicable to Future Periods
Costs incurred in the removal of earth in order to expose coal reserves are charged to operations when related coal is delivered.

Depreciation and Amortization
Depreciation on railroad spurs, buildings and improvements, mine facilities and equipment is charged to operations based upon the ratio of tons of coal delivered to total tons of coal estimated to be delivered through 2004. Depreciation of other assets is provided on the straight-line method based upon estimated useful lives of 2 to 10 years. In the case of disposals, the assets and related accumulated depreciation and amortization are removed from the accounts and the net amount, less proceeds from disposal, is charged or credited to income.

Unrecovered Development Costs:
Development costs incurred to bring new mineral properties into production have been capitalized. These costs are charged to operations, by property, based upon the ration of tons of coal delivered to total tons of coal estimated to be delivered through 2004.

Reclamation
The Company follows the policy of providing an accrual for reclamation of mined properties, based on the estimated total cost of restoration of such properties in compliance with laws governing strip mining. It is at least reasonably possible that the estimated cost of restoration will be revised in the near-term.

Income Taxes
Provision for federal and state income taxes has not been made in the financial statements since the liability is that of the venturers and partners and not that of the joint venture and the partnership.

Coal Sales
Coal sales include routine billing and escalation amounts. Claims for additional contract compensation are not recorded until the year in which such claims are allowed.

Fiscal Year-end
The Company is on a 52-53 week fiscal year which ends on the last Saturday in December. There were 52 weeks in 1997.


2.    PROPERTY, PLANT AND EQUIPMENT:

A summary of property, plant and equipment cost at December 27, 1997 is as follows:

                                              1997
                                          ------------
Land                                      $    484,821
Railroad spurs                                 307,310
Buildings and improvements                  12,967,458
Mine facilities                             62,150,661
Mine equipment                             105,316,879
Automobiles and trucks                         504,566
Furniture, fixtures and office equipment       230,034
                                          ------------
                                          $181,961,729
                                          ============

3.    PENSION PLAN:

The Company has an obligation to make contributions to the Black Butte Coal Company Pension Plan, which covers all employees except salaried and office personnel. The amount of required contributions is determined actuarially each year. No contributions were required in 1997. The net periodic pension cost (benefit) at December 27, 1997 was as follows:


                                                   1997
                                               -----------
Service cost                                   $    20,000
Interest cost on projected benefit obligation      596,810
Actual return on plan assets                    (1,132,684)
Net amortization and deferral                      466,338
                                               -----------

Net periodic pension benefit                   $   (49,536)
                                               ===========

The funded status of the Plan at December 27, 1997 was as follows:

                                                           1997
                                                       -----------
Change in projected benefit obligation
Plan assets, at fair value                             $ 9,206,629
Projected benefit obligation                             9,171,585
                                                       -----------

Plan assets in excess of projected benefit obligation       35,044

Unrecognized net loss                                    1,732,000
Unrecognized transition asset                             (355,059)
                                                       -----------

Prepaid pension costs                                  $ 1,411,985
                                                       ===========


The projected benefit obligation was determined using an assumed discount rate of 7% in 1997, no increases in compensation were assumed. The expected long-term rate of return on plan assets was 8% in 1997. At December 27, 1997, plan assets were invested in guaranteed insurance contracts and mutual funds. On

December 31, 1992, the Plan and all benefits under the Plan were frozen and all participants became fully vested.

4.    SALES:

Sales to significant customers were as follows:

                                 1997
                             ------------
Commonwealth Edison Company  $145,814,000
                             ============
PacifiCorp                   $ 19,847,000
                             ============
Idaho Power                  $  7,277,000
                             ============
Sierra Pacific               $    291,000
                             ============
Solvay Minerals Inc.         $  5,506,000
                             ============

5.   COMMITMENTS:

Mineral Properties
The Company has acquired land, leases, or assignment of leases for approximately 58,427 acres of coal reserves. The various agreements provide for royalty and overriding royalty payments based on the tons of coal mined or sold from the various properties. These lease agreements expire or are due for renegotiation from 1998 through 2006.


Sales Contracts
The Company and Commonwealth Edison Company ("Commonwealth") have entered into various agreements which stipulated delivery and payment terms for the sale of coal. The agreements, as amended effective January 1, 1993, provide for the delivery of 40 million tons during the period 1998 through 2004, with annual shipments ranging from 4 million to 10.4 million tons. This quantity included 12 million tons of coal reserves previously sold to Commonwealth.

To satisfy the delivery obligations for 1998-2004 under the renegotiated Commonwealth agreements, the Company has agreed to buy coal from three mines, two of which are unaffiliated mines located in the Powder River Basin area of Wyoming and one which is an affiliate of KCP. These contracts call for the Powder River Basin Mines to deliver 24 million tons of coal from 1998 to 2000 with annual amounts ranging from 6.5 to 10.4 million tons and for the affiliate mine to deliver 2 million tons in 1998 and 1.8 million tons in 2000. The Company expects to fulfill its obligations to deliver 12 million tons of coal during 2002 to 2004 by purchasing that coal from an alternate source mine, but no agreement has yet been signed.

The Company also has other sales commitments, including those with Sierra Pacific, Solvay Minerals Inc., Idaho Power and PacificCorp, that provide for the delivery of approximately 5.8 million tons through 2005.

The sales contracts provide that the per ton sales price of coal will be adjusted on a current basis for changes in indices and certain cost items. Certain escalation costs are billed at the close of each contract year.

In the event that these customers do not fulfill the contractual responsibilities, the Company would pursue the available legal remedies.

In the opinion of management, the Company has sufficient coal reserves to cover the above sales commitments. Sales to these customers account for substantially all of the Company's revenue.

As the current sales agreements expire, a higher proportion of the Company's sales will occur on the spot market where prices are substantially lower than those in the aforementioned agreements.

6.    TRANSACTIONS WITH RELATED PARTIES:

Management Fee
Under the terms of the joint venture agreement, a management fee is to be paid to KCP for its costs of managing the Company. This fee was $1,053,563 in 1997. The management fee is 3% of gross coal sales on mined coal and 3% of the margin on coal purchased from an affiliate. Accrued management fees to KCP as of December 27, 1997 were $185,981.

Royalties
In connection with certain leases described in Note 5(a), royalties of $1,237,104 in 1997, were earned by affiliates of the venturers. Accrued royalties to affiliates of the venturers as of December 27, 1997 were $129,135.

Engineering Service Fee:
Kiewit Mining Group, Inc. provides various engineering services to the Company. The service fee for 1997 was $353,875.

Purchased Coal
The Company purchased coal of approximately $19.1 million from Decker in 1997.


7.    OTHER MATTERS:

The Minerals Management Service has conducted an audit and issued an assessment to a Decker which claims that there has been an underpayment of royalties for coal sold by Decker to the Company . Pursuant to the contract between Decker and the Company, the Company would reimburse Decker for these royalties. The potential liability for royalties and interest approximate $11.8 million. Additionally, the State of Montana Department of Revenue has issued assessments to Decker which claim additional production taxes for coal sold by Decker to the Company. Pursuant to the contract between Decker and the Company, the Company would reimburse Decker for these production taxes. The potential liability for production taxes and interest approximates $26. Million. Decker is vigorously contesting these assessments.

The Company is also involved in various lawsuits, claims, regulatory, and environmental proceedings incidental to its business

Management believes that nay resulting liability from the above matters should not materially affect the Company's financial position, but could, however, have a material effect on future results of operations and future cash flows.

In 1997, the Company issued letters of credit to a lessor amounting to $1,115,000.

The Company previously insured for Black Lung disease with a captive insurance company. This captive insurance company was liquidated in 1996, whereupon the Company received a refund of premiums paid, plus interest totaling $8,202,126. The Company is now self-insured and has set up a reserve of $657,862 for estimated claims for Black Lung. It is at least reasonably possible that this claims estimate will be revised in the near-term. The difference between the refund received and the reserve established has been reflected as "Insurance costs refunded, net" in the Statement of Earnings.

The Company established a reserve for certain non-mobile assets that are not considered salable. As of December 27, 1997 the reserve was $3,136,000, which is included in noncurrent accrued reclamation and other mining costs.

In 1997 the Company received $6,152,650 in consideration for the cancellation by a customer of one year of purchase commitments under a sales contract.